Exhibit 6.11

Certain identified information has been excluded from this exhibit because it is both not material and is the type of information that the Company treats as private or confidential.

REG A+ FUNDING - TERM SHEET

December 6, 2021

Summary: The purpose of this document is to outline an agreement between the parties described hereinafter, which specifies the capital investment into Puraverde LLC.

The parties to this agreement are CHARLES GLEASON PALMER, hereinafter referred to as (CP). Ryan Bishop hereinafter referred to as (PV) representing the capital ownership interest of Puraverde LLC. All parties jointly thereafter referred to (CPPV).

General summary of opportunity: CP will invest a total sum of $2,000,000 USD. The funds will used in accordance of the “USE OF FUNDS” addendum attached herein as exhibit A. Terms and conditions of the repayment and profit sharing is outlined below:

RECITALS: CP currently has 2 active loans with PV. They are as follows:

•	$500,000 loan he entered into on 5-26-2020. Attached herein as EXHIBIT B in this loan it outlined a buy-out provision for a one-time payment of $250,000 additional. For the purpose of this term sheet, this entire loan will be considered $750,000. In this loan it stipulates that lender owns 10% of PV, but that PV has the right to buy it back as long as PV pays the note and the $250K in full on or before Nov 26, 2021. It is understood that this 10% will now revert back to PV once this term sheet has been executed. This will be referred to as the “B.J LOAN”

•	$226,000 loan for the purpose of purchasing a KD-10 processing machine. This was executed on Jan 25, 2021, and the current balance on this loan is $150,549 as of November 19, 2021. This will be referred to as the “KD10 LOAN.”

•	Both of these loans total $900,550.00. These loans will be canceled in full at the time of execution of this agreement, and the funds will become part of this term sheet as a portion of the $2,000,000 investment.

The Proposed terms are as follows:

•	CP provides a $300,000 deposit on or before Friday 19th of November, 2021. Wire transfer instructions below.

•	The balance of the funds is $799,450, and will be deposited on or before December 1, 2021.

•	Repayment and profit-sharing terms:

o	Profit will come in the form of profit sharing.

▪	PV is committing to enter into a REG A+ public offering with the goal of raising $50,000,000 from independent non-accredited investors through an online marketing campaign. The campaign preparation, SEC filings and marketing collateral development will begin upon payment of the initial 10% by the CP. The actual launch of the campaign will initiate approximately on March 1, 2022. The official length of the campaign is 12 calendar months from the date of launch.

▪	PV has the right to do periodic closing during the campaign. The investment funds received by the un-accredited investors are held in escrow by an escrow agent contracted by PV. As funds are needed, PV will perform closings and the funds are then sent to PV for their use. CP will receive 20% of those funds at each closing until the full amount of CP principle-balance has been returned.

▪	Profit: CP will receive 10% of the total raise UP TO a maximum 50% return on their principle-investment. For example, assuming CP invests $2,000,000, then they would receive a maximum of $1,000,000 in profit which would be paid out as the closings occur.

▪	CP retains the right to purchase a 10% share in the company for a total price of $3,000,000 during the time the campaign is active. Once the campaign is closed, the option will expire.

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o	In the event the campaign capital raise in not sufficient to repay the full amount of CP’s principle investment, then the remainder of the balance will be converted to a simple loan to PV with the proposed terms:

▪	1% interest per year for a period of 3 years from date of REG A+ campaign being closed. Interest will be paid monthly. Start date of the loan is April 1, 2022. The loan would terminates on April 1, 2025.

▪	Preferred repayment of loan principle - minimum payments shall be in the form of a set portion of NET Profits per calendar month. Audited Profit and Loss statements will be used as the baseline to calculate the payment. This payment will be 20% of the NET free cash per month. No additional interest will be due other than the 1% per annum.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year above written.

For and on behalf of PV:	For and on behalf of CP:

RYAN J. BISHOP	CHARLES GLEASON PALMER
Puraverde LLC

WIRE INFORMATION

FIRST FIDELITY BANK

ACCOUNT # XXXXXXXXX

ROUTING # XXXXXXXXX

EXHIBIT A

USE OF FUNDS

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